RVL PHARMACEUTICALS PLC

400 Crossing Boulevard

Bridgewater, New Jersey 08807

August 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RVL Pharmaceuticals plc

Registration Statement on Form S-3 (File No. 333-266984)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RVL Pharmaceuticals plc, an Irish public limited company (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on August 26, 2022, or as soon as possible thereafter. The Company hereby authorizes Craig Marcus or William Michener of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify William Michener of Ropes & Gray LLP, counsel to the Company, at (617) 951-7247 as soon as the registration statement has been declared effective.

[Signature page follows]

U.S Securities and Exchange Commission

Very truly yours,

RVL PHARMACEUTICALS PLC

By:	/s/ Brian Markison
Brian Markison
Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Acceleration Request Letter]